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FEB 28 2018

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SEC FILE NUMBER
8-66615

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Washington Street, Suite 1390
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Thornton (626) 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP (610) 296-4200
(Name – *if individual, state last, first, middle name*)

1500 East Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Nicholas Baughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Denise DiDonato, Notary Public
Bensalem Twp., Bucks County
My Commission Expires Oct. 9, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES LLC

December 31, 2017

MARKS BAUGHAN SECURITIES LLC

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2017

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Marks
Baughan Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marks Baughan Securities LLC as of December 31, 2017, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Marks Baughan Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Marks Baughan Securities LLC's management. Our responsibility is to express an opinion on Marks Baughan Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marks Baughan Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary financial information contained in Schedules I, II and III and notes to the supplementary schedules on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Marks Baughan Securities LLC's financial statements. The supplemental information is the responsibility of Marks Baughan Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Marks Baughan Securities LLC's auditor since 2004.

Paoli, PA
February 21, 2018

MARKS BAUGHAN SECURITIES LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 5,403,357
Prepaid expenses and other assets	88,148
Property and equipment, net	99,104
Total assets	$ 5,590,609
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 249,038
Deferred revenue	8,333
Total liabilities	257,371
Member's equity	5,333,238
Total liabilities and member's equity	$ 5,590,609

(The accompanying notes are an integral part of this financial statement.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities LLC (the "Company") provides merger and acquisition and related advisory services, as well as private placement services, primarily to technology companies. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectability of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fees for mergers and acquisitions and other advisory services are recognized when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed, which is generally the date the related transactions are consummated and (iv) collection is reasonably assured. Retainer fees are recognized over the estimated period that the related services are performed. Deferred revenues are recorded for fees received that have not yet been earned.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the year ended December 31, 2017 was $34,591.

Income taxes

The Company is a single member LLC. As a single member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Accounting Developments Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date", which provides amendments that defer the effective date of ASU 2014-09 by one year. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017. The Company will adopt ASU 2014-09 on January 1, 2018 using the modified retrospective approach and has determined it will not be necessary to record any material cumulative-effect adjustments at this time. The adoption of ASU 2014-09 affects the timing of revenue recognition and the presentation of reimbursable expenses billed to clients in our statement of operations. The Company will continue to evaluate each engagement under the new guidance to determine whether revenue and deal-related expenses will be recognized at a point in time or over time based on the performance obligations in the contract. Reimbursed expenses will be presented gross in revenues and expenses.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). ASU 2016-02 increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments will retain lease classifications, distinguishing finance leases from operating leases, using criteria that is substantially similar for distinguishing capital leases from operating leases in previous guidance. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and the Company will adopt these amendments effective on January 1, 2019. Upon initial evaluation, the Company has determined it will record right-to-use assets and liabilities measured at the present value of reasonably certain lease payments on our statement of financial condition.

(3) RELATED PARTY TRANSACTIONS

The managing member of the Company owns 100% of Marks Baughan & Co., LLC which owns 40% of Marks Baughan Securities UK, LLP ("MBS UK"). During 2017, the Company earned revenue of $502,853 from MBS UK for transaction support services related to financial advisory engagements of MBS UK. There are no amounts due to MBS UK at December 31, 2017.

(4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2017:

Computer equipment	$ 63,543
Software	8,556
Furniture and fixtures	118,821
Website	25,000
	215,920
Less: accumulated depreciation	116,816
	$ 99,104

(5) COMMITMENTS

The Company entered a 64-month lease commencing June 1, 2016. The first four months of lease payments were discounted and full payment commenced on October 1, 2016.

At December 31, 2017, future minimum lease payments (including those accrued in the amount of $25,619 at December 31, 2017) under the operating lease are as follows:

2018	116,432
2019	118,759
2020	121,131
2021	91,594
	$447,916

Rent expense, including operating expenses, real estate taxes and other fees, for the year ended December 31, 2017 was $115,661.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2017, the Company had net capital, as defined, of $5,145,986, which was $5,128,828 in excess of its minimum required net capital of $17,158. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 as of December 31, 2017.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)(i) which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, the supplementary financial information in Schedules II and III on pages 12 and 13 are not applicable.

(8) EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company has a 401(k) plan for all of its eligible employees. The plan allows for the Company to make annual discretionary contributions, including match, safe harbor and discretionary profit sharing. Contribution expense for employees was $120,056 in 2017.

Bonus Program

The Company maintains a bonus program for a select group of management and employees. At December 31, 2017, the deferred compensation contingent commitments are as follows: $336,540 due December 1, 2018 and $232,915 due December 1, 2019.

These amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the year ended December 31, 2017 there was $409,220 of expense incurred under this program.

(9) CONCENTRATIONS

The Company maintains cash at one financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the uninsured balance was $5,163,689. The Company believes it mitigates the risk of holding uninsured deposits by depositing funds with a major financial institution. The Company has not experienced any losses in its accounts and believes it is not exposed to any significant financial risk.

For the year ended December 31, 2017, approximately 86% of revenue was derived from four customers.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.